11 February, 2008

Prot. 06/08/CFO

Mr. H. Roger Schwall,
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:	Eni Spa Form 20-F for the Fiscal Year ended December 31, 2006 Filed June 20, 2007 File No. 1-14090

Dear Mr. Schwall,

        Reference is made to Eni’s letter, dated January 23, 2008, attaching draft of a Form 6-K including certain information with respect to the Kashagan field (the “Form 6-K”). In response to a comment provided by Mr. James Murphy of the Staff of the Commission, Eni will amend the draft Form 6-K to include the name of Ryder Scott Petroleum Consultants, the petroleum engineer that performed an independent reserve evaluation supporting the target production plateau of the Kashagan field.

        We acknowledge that Eni is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Eni’s Form 20-F, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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        If you have any questions relating to this letter, please feel free to call the undersigned at +39-06-5982-1000 or Richard Morrissey or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP at +44-207-959-8900.

Very truly yours, /s/ MARCO MANGIAGALLI
Name: Marco Mangiagalli Title: Chief Financial Officer Eni S.p.A.

cc:	Lily Dang
Jenifer Gallagher
Division of Corporation Finance
Securities and Exchange Commission

James Murphy
Petroleum Engineer
Division of Corporation Finance
Securities and Exchange Commission

Richard C. Morrissey
Oderisio de Vito Piscicelli
(Sullivan & Cromwell LLP)